CHINA YOUTV CORP.

FORM 10-Q
(Quarterly Report)

Filed 05/13/09 for the Period Ending 03/31/09

Telephone	861059212300
CIK	0001329136
Symbol	CYTV
SIC Code	1000 - Metal Mining
Industry	Gold & Silver
Sector	Basic Materials
Fiscal Year	06/30

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-Q
(Mark One)

(X) QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended March 31, 2009

OR

( )   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission File Number : 333 - 130767

CHINA YOUTV CORP.
(Name of small business issuer in its charter)

Nevada	N/A
--	---
(State or other jurisdiction of incorporation or organization)	(I. R. S. Empl. Ident. No.)

10F, Section A, Building 1, Genertec International Center,
Chaoyang District, Beijing, China 100022

(Address of principal executive offices) (Zip Code)
86.10.5921.2200
(Issuer's telephone number)

Indicate by check whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
 YES (X)   NO ( )

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," " accelerated filer," and "smaller reporting company" in Rule 12B-2 of the Exchange Act. (Check one) :

Large accelerated filer (   )   Accelerated filer (   )

Non-accelerated filer (   )   Smaller reporting company   (X)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 13b-2 of the Securities Exchange Act)   Yes   (   )   No (X)

As of May 5, 2009, 85,060,000 shares of the registrant's common stock, $0.00001 par value per share, were outstanding.

CHINA YOUTV CORP.
FORM 10-Q
March 31, 2009

TABLE OF CONTENTS

PART 1 - FINANCIAL INFORMATION

PART 2 - OTHER INFORMATION

CHINA YOUTV CORP.
(FORMERLY : ADMAX RESOURCES, INC.)

These financial statements have not been reviewed or audited by our independent auditors

Balance Sheets
(Unaudited)
(U.S. Dollars)

		As at March 31, 2009	As at June 30, 2008
Assets			
Current Assets			
Cash	$	8,193	24,484
Prepaid expenses		289	2,136
Total assets	$	8,482	26,620
Liabilities			
Current Liabilities			
Accounts payable and accrued liabilities	$	54,475	60,968
Due to related parties (Note 4)		190,084	170,084
Total liabilities	$	244,559	231,052
Stockholders' Equity (Deficiency)			
Preferred stock, $0.00001 par value			
Authorized 1,000,000,000 shares issued and outstanding 0 and 0 shares, respectively		-	-
Common stock, $0.00001 par value			
Authorized 1,000,000,000 shares issued and outstanding, 30,060,000 shares, March 31, 2009 (issued and outstanding, 30,060,000 shares, June 30, 2008)	$	301	301
Additional paid-in capital		681,089	681,089
Deferred stock-based compensation		-	(188,750)
Deficit		(917,467)	(697,072)
Total stockholders' deficit	$	(236,077)	(204,432)
Total liabilities and Stockholders' deficit	$	8,482	26,620

The accompanying notes are an integral part of the financial statements

CHINA YOUTV CORP.
(FORMERLY : ADMAX RESOURCES, INC.)
Statements Of Operations and Deficit
For the 9 months period ended March 31, 2009
(Unaudited)
(U.S. Dollars)

		Three months ended March 31,		Nine months ended March 31,	
		2009	2008	2009	2008
Revenue		-	-	-	-
Expenses					
General and administrative	$	49,488	138,536	220,395	315,562
Total operating expenses	$	49,488	138,536	220,395	315,562
Net loss for the year	$	(49,488)	(138,536)	(220,395)	(315,562)
Net loss per Common Share - Basic and Diluted		(0.00)	(0.00)	(0.01)	(0.01)
					-
Weighted average number of shares outstanding		30,060,000	30,060,000	30,060,000	30,060,000

The accompanying notes are an integral part of the financial statements

CHINA YOUTV CORP.
(FORMERLY : ADMAX RESOURCES, INC.)

Statements Of Cash Flows For The 9 Months Period Ended March 31, 2009
(Unaudited)
(U.S. Dollars)

		9 Months Period Ended March 31, 2009	9 Months Period Ended March 31, 2008
Cash Flows (Used In) Provided By :			
Operating Activities			
Net Loss	$	(220,395)	(315,562)
Adjustments to reconcile net loss to net cash used in operating activities			
Stock-based compensation		188,750	230,483
Changes in assets and liabilities			
Prepaid expenses		1,847	(9,370)
Accounts payable and accrued liabilities		(6,493)	14,573
Due to related party		20,000	87,964
Net cash used for operating activities		(16,291)	8,088
Investing Activities		-	-
Financing Activities		-	-
Increase/(Decrease) in Cash		(16,291)	8,088
Cash, beginning		24,484	7,922
Cash, ending	$	8,193	16,010

The accompanying notes are an integral part of the financial statements

3

CHINA YOUTV CORP.
(FORMERLY : ADMAX RESOURCES, INC.)
Notes To The Financial Statements
March 31, 2009
(Unaudited)
(U.S. Dollars)

Note 1. Organization And Business Operations

China YouTV Corp. (the "Company") was incorporated in the State of Nevada on May 18, 2005 under the name of Admax Resources Inc., which name was changed on February 9, 2007. From May 18, 2005 to March 15, 2007, the Company's business operations were limited to the acquisition of a mineral claim in British Columbia, Canada and the performance of a limited amount of exploration work. On March 16, 2007, the Company entered into a Joint Venture Agreement with Beijing Hua Ju Net Media Technology Co. Ltd. ("Hua Ju") for a term of 20 years to be organized in Beijing, People's Republic of China ("Chian"). The purpose of the Joint Venture is to conduct a video sharing website and other related internet interactive media businesses in China. See Note 3.

The Company is in the development stage and has not generated any revenues and has incurred losses of $917,467 since inception. At March 31, 2009, the Company had $8,193 cash and $244,559 in current liabilities. Further, the Company incurred a loss of $220,395 during the nine months ended March 31, 2009. In view of these conditions, the ability of the Company to continue as a going concern is in substantial doubt and dependent upon achieving a profitable level of operations and on the ability of the Company to obtain necessary financing to fund ongoing operations. To meet these objectives, the Company continues to seek other sources of financing in order to support existing operations and expand the range and scope of its business. However, there are no assurances that any such financing can be obtained on acceptable terms, if at all. These financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern.

Note 2. Interim Financial Statements

The unaudited financial statements as of March 31, 2009 and for the nine months ended March 31, 2009 have been prepared in accordance with accounting principles generally accepted in the United States. In the opinion of management, the unaudited financial statements have been prepared on the same basis as the annual financial statements and reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the financial position as of March 31, 2009 and the results of operations and cash flows for the periods ended March 31, 2009 and 2008. The financial data and other information disclosed in these notes to the interim financial statements related to these periods are unaudited. The results for the nine months ended March 31, 2009 is not necessarily indicative of the results to be expected for any subsequent quarter of the entire year ending June 30, 2009. The balance sheet at June 30, 2008 has been derived from the audited financial statements at the date.

CHINA YOUTV CORP.
(FORMERLY : ADMAX RESOURCES, INC.)
Notes To The Financial Statements
March 31, 2009
(Unaudited)
(U.S. Dollars)

Note 3. Joint Venture with Beijing Hua Ju Net Media Technology Co. Ltd. ("Hua Ju")

Under the Joint Venture Agreement, the Company is to contribute RMB 510,000 ($74,486) to the Joint Venture, is to own 51% of the joint venture company, is to appoint a majority of the seats on the board of directors, is to provide the required working capital for the Joint Venture, and is to be in charge of the Joint Venture's accounting management. Hua Ju is to contribute RMB 490,000 ($71,565) to the Joint Venture, is to own 49% of the joint venture company, is to appoint a minority of the seats on the board of directors, is to contribute its website (www.cnboo.com) and customer contracts to the Joint Venture, and is to be in charge of the Joint Venture's daily operations for at least three years.

Also under the Joint Venture Agreement, the Company has agreed to issue 20,000,000 newly issued shares of its common stock to Hua Ju or its designee as additional consideration for entering into the agreement, in an offering intended to be exempt from registration under the Securities Act of 1933, as amended (the "Act"), pursuant to Regulation S promulgated pursuant to the Act.

On February 18, 2008, the Joint Venture license was approved by the regulatory authorities of the People's Republic of China ("PRC"). However, the required funding has not yet occurred and operations have not yet been transferred from Hua Ju to the Joint Venture. Upon satisfaction of these remaining conditions precedent to closing, the 20,000,000 shares of the Company common stock will be delivered to Hua Ju's designee and the Company will expense the fair value of these incentive shares.

Note 4. Due to Related Party

The due to related party liability is due to the Company's former president and current significant stockholder, does not bear interest, and is due on demand.

Note 5. Stockholders' Equity

On July 1, 2007, the Company issued a total of 250,000 shares of common stock to three consultants pursuant to a Consultancy Services Agreement dated March 10, 2007. Under this agreement, the consultants are to perform certain specified consulting services relating to an on-line video sharing business for a term of 18 months commencing April 1, 2007. The total consideration to be paid to the consultants was 250,000 free trading shares of the Company common stock (which was issued and delivered on July 1, 2007). The Company amortized the $187,500 estimated fair value of the 250,000 shares at March 10, 2007 ratably over the 18 month term of the agreement.

CHINA YOUTV CORP.
(FORMERLY : ADMAX RESOURCES, INC.)
Notes To The Financial Statements
March 31, 2009
(Unaudited)
(U.S. Dollars)

Note 5. Stockholders' Equity (continued)

On October 1, 2007, the Company issued a total of 4,500,000 shares of common stock to five consultants pursuant to a Consultancy Services Agreement dated October 1, 2007. Under this agreement, the consultants are to perform certain specified consulting services relating to an on-line video sharing business for a term of 18 months commencing October 1, 2007. The total consideration to be paid the consultants was 4,500,000 free trading shares of Company common stock (which was issued and delivered on October 1, 2007). The Company is amortizing the $315,000 estimated fair value of the 4,500,000 shares at October 1, 2007 ratably over the 18 month term of the agreement.

On March 4, 2008, the Company issued 1,400,000 restricted shares of common stock as partial compensation for certain specified investor relations services for a period of 3 months commencing March 1, 2008. The Company amortized the $95,200 estimated fair value of the 1,400,000 restricted shares at March 4, 2008 ratably over the 3 month period.

The Company has not issued any stock options or other convertible securities.

Note 6. Income Taxes

No provisions for income taxes have been recorded since the Company has incurred net losses since inception.

The Company use the asset and liability approach in its method of accounting for income taxes. This requires the recognition of deferred tax liabilities and assets for expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities. A valuation allowance against deferred tax assets is recorded if, based on weighted available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Note 7. Commitments and Contingencies

On March 22, 2007, the British Columbia Securities Commission (the "Commission") sent the Company an Order for Production of certain documents and records. In August and September 2007, the Commission issued three Halt Trade Orders to the Company because the Commission claimed it became aware of unsolicited electronic mail (spam) promoting the Company's securities. The Company has responded to all inquires of the Commission and has advised the Commission that they were not involved in any way in the creation or dissemination of the spam, nor do they have any information as to its origin.

CHINA YOUTV CORP.
(FORMERLY : ADMAX RESOURCES, INC.)
Notes To The Financial Statements
March 31, 2009
(Unaudited)
(U.S. Dollars)

Note 7. Commitments and Contingencies (continued)

In April 2008, a legal action was brought by a third party against the Company alleging violations of the Pennsylvania Unsolicited Telecommunication Advertisement Act. The action, which sought total damages of approximately $7,100, was dismissed prior to June 30, 2008.

In July 2008, the Company received a letter from the attorney of an investor relations firm referred to in paragraph 3 of Note 5. The letter asserts that the Company is obligated to issue an additional 841,600 shares of common stock to the investor relations firm and failure to do so will result in legal action. The Company believes that it has meritorious defenses to any legal action brought.

ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the financial statements and accompanying notes.

This section of this report includes a number of forward-looking statements that reflect our current views with respect to future events and financial performance. Forward-looking statements are often identified by words like: believe, expect, estimate, anticipate, intend, project and similar expressions, or words which, by their nature, refer to future events. You should not place undue certainty on these forward-looking statements, which apply only as of the date of this report. These forward-looking states are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or our predictions.

Overview of the Company's Business

We are a start-up, development stage company and have not yet generated or realized any substantial revenues from our business activities. We were incorporated in the State of Nevada on May 18, 2005. Initially, we acquired the right to conduct exploration activities on one property, but we did not own the property. The property consists of one mineral claim containing 622 acres located in the Similkameen region of British Columbia, Canada. We had intended to explore for gold on the property. We have not found any commercially viable mineral deposit, or a reserve, yet. We do not plan to have further exploration on this property.

On March 16, 2007, we signed a Definitive Agreement with HuaJu NetMedia to set up a Joint Venture in China and set foot in the Chinese Internet video sharing field. The formation of the Joint Venture is in process. According to the Agreement, we own 51% of the Joint Venture company and will provide the required working capital for the Joint Venture. HuaJu will be in charge of the daily operation of the Joint Venture. HuaJu has agreed to conduct its video sharing business only through the Joint Venture, and has agreed to contribute its web site, www.CnBoo.com and customer contacts to the Joint Venture. On February 18, 2008, the Joint Venture was approved by the regulatory authorities of the People's Republic of China (PRC). However, the results of operations of the Joint Venture are not consolidated on our books, since certain financial conditions of the Joint Venture Agreement have not been met and the assets of Hua Ju have not been transferred to the Joint Venture.

On April 1, 2009, the Company has an "Asset Purchase and Sale Agreement" with First Light Resources, Inc., a junior mineral resource exploration company, exploring and developing economically viable mineral deposits situated in well known and historically proven mining areas. For details, refer to Form 8-K filed on April 3, 2009.

On May 1, 2009, the Registrant and Beijing Hua Ju Net Media Technology Co. Ltd., a corporation organized and existing under the laws of the People's Republic of China ("Hua Ju"), entered into a Termination of Joint Venture Agreement (the "Termination Agreement"). The Termination Agreement provides for the termination of a joint venture formed pursuant to a Joint Venture Agreement, dated March 16, 2007 (the "Joint Venture Agreement"), between the Registrant and Hua Ju, under which the parties had jointly conducted a video sharing web site and other related Internet media businesses in the People's Republic of China since 2007.

ITEM 3 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

None

ITEM 4 - CONTROLS AND PROCEDURES

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's Exchange Act reports is recorded, processed and summarized and is reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer, Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure control procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As of the date of this report, the Company's management, including the President (principal executive officer) and Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based upon the evaluation, the Company's President (principal executive officer) and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in timely alerting them to material information required to be included in the Company's periodic SEC filings. There have been no significant changes in the Company's disclosure controls and procedures or in other factors, which could significantly affect disclosure controls subsequent to the date the Company's management carried out its evaluation. During the period covered by this quarterly report on Form 10Q, there was no change in our internal control over financial reporting (as defined in Rule 13a - 15(f) under the Exchange Act) that materially affected, or is reasonably likely materially affect, our internal control over financial reporting.

PART 2. - OTHER INFORMATION

ITEM 1 - LEGAL PROCEEDINGS

None

ITEM 1A - RISK FACTORS

None

ITEM 2 - UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

None

ITEM 3 - DEFAULTS UPON SENIOR SECURITIES

None

ITEM 4 - SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None

ITEM 5 - OTHER INFORMATION

None

ITEM 6 - EXHIBITS

Exhibit No.	Exhibit Description
31.01	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act and Section 302 of the Sarbanes-Oxley Act of 2002.
31.02	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) of of the Securities Exchange Act and Section 302 of the Sarbanes-Oxley Act of 2002.
32.01	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
32.02	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

* These certificates accompany China YouTV Corp. Quarterly Reports on Form 10-Q ; they are not deemed "filed" with the Securities and Exchange Commission and are not to be incorporated by reference in any filing of China YouTV Corp. under the Securities Act of 1933, or the Securities Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language in any filings.

Table of Contents

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

May 5, 2009

China YouTV Corp.

 /s/   John Sadowski

John Sadowski
Director and Chief Executive Officer

 /s/   Michael Lee

Michael Lee
Chief Financial Officer

Exhibit 31.01

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO
RULE 13A-14(A) OF THE SECURITIES EXCHANGE ACT AND
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, John Sadowski, Director and Chief Executive Officer of China YouTV Corp. certify that :

1. I have reviewed this Quarterly Report on Form 10-Q of China YouTV Corp ;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have :

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purpose in accordance with general accepted accounting principles;

c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarized and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

  Dated : May 5, 2009   Signature :   /s/ John Sadowski

                                            John Sadowski
                                         Director and Chief Executive Officer

Exhibit 31.02

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO
RULE 13A-14(A) OF THE SECURITIES EXCHANGE ACT AND
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Michael Lee, Chief Financial Officer of China YouTV Corp. certify that :

1. I have reviewed this Quarterly Report on Form 10-Q of China YouTV Corp. ;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have :

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purpose in accordance with general accepted accounting principles;

c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarized and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

   Dated : May 5, 2009   Signature : /s/   Michael Lee

                                Michael Lee
                           Chief Financial Officer

EXHIBIT 32.01

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of China YouTV Corp. (the "Registrant") on
Form 10-Q for the quarter ended March 31, 2009, as filed with the Securities
and Exchange Commission on the date hereof (the "Quarterly Report"), I,
John Sadowski, Director and Chief Executive Officer of the Registrant, certify,
in accordance with 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of
the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) The Quarterly Report, to which this certification is attached as Exhibit 32.01,
fully complies with the requirements of Section 13 (a) or 15(d) of the Securities
Exchange Act of 1934; and

(2) The information contained in the Quarterly Report fairly presents, in all material
respects, the financial condition and result of operations of the Registrant.

Dated : May 5, 2009   Signature :   /s/ John Sadowski

                                          John Sadowski
                                          Director and Chief Executive Officer

13

EXHIBIT 32.02

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of China YouTV Corp. (the "Registrant") on
Form 10-Q for the quarter ended March 31, 2009, as filed with the Securities and
Exchange Commission on the date hereof (the "Quarterly Report") , I, Michael Lee,
Chief Financial Officer of the Registrant, certify, in accordance with 18 U.S.C.
Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act
of 2002, that to the best of my knowledge:

(1) The Quarterly Report, to which this certification is attached as Exhibit 32.01, fully
complies with the requirements of Section 13 (a) or 15(d) of the Securities
Exchange Act of 1934; and

(2) The information contained in the Quarterly Report fairly presents, in all material
respects, the financial condition and result of operations of the Registrant.

Dated : May 5, 2009   Signature : /s/   Michael Lee

                        Michael Lee
                        Chief Financial Officer